SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

MModal Inc.

(Name of Subject Company)

MModal Inc.

(Names of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Kathryn F. Twiddy

Chief Legal Officer

MModal Inc.

9009 Carothers Parkway

Franklin, TN 37067

(866) 295-4600

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Daniel Clivner, Esq.

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

(310) 407-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto or thereto, the “Schedule 14D-9”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by MModal Inc., a Delaware corporation (the “Company”), on July 17, 2012 and amended by Amendment No. 1 thereto, filed with the SEC on July 24, 2012, Amendment No. 2 thereto, filed with the SEC on July 25, 2012, Amendment No. 3 thereto, filed with the SEC on August 2, 2012, and Amendment No. 4 thereto, filed with the SEC on August 8, 2012, relating to the cash tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (“Parent”). Parent is controlled by One Equity Partners V, L.P., a Cayman Islands exempted limited partnership (“OEP V”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on July 17, 2012 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase all of the outstanding shares of Common Stock at a purchase price of $14.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2012 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal were filed with the SEC on July 17, 2012 as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the original Schedule 14D-9, Amendment No. 1 thereto, Amendment No. 2 thereto, Amendment No. 3 thereto and Amendment No. 4 thereto remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

“Item 3—Past Contacts, Transactions, Negotiations and Agreements—Agreements with Parent or Purchaser—Support Agreement” is hereby amended and supplemented by inserting the following new paragraph after the first paragraph thereof:

“On August 8, 2012, Parent and Purchaser delivered a waiver to the Support Agreement (the “Support Agreement Waiver”) to the S.A.C. PCG Funds pursuant to which, upon an Adverse Recommendation Change (as defined in the Merger Agreement) and for so long as a Company Recommendation (as defined in the Merger Agreement) is not subsequently reasserted or reaffirmed, Parent and Purchaser shall waive the obligations of each S.A.C. PCG Fund to, solely with respect to 50% of the shares of Common Stock owned by each S.A.C. PCG Fund, among other things, (i) tender its shares of Common Stock in (and not withdraw its shares of Common Stock from) the Offer, (ii) vote its shares of Common Stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and (iii) not vote its shares of Common Stock in favor of a competing proposal. The Support Agreement Waiver is filed as Exhibit (e)(39) hereto and is incorporated herein by reference.”

Item 4. The Solicitation or Recommendation

“Item 4—The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for the Recommendation of the Board—Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following new paragraphs after the last paragraph thereof:

“On August 8, 2012, the parties to the three purported class action lawsuits related to the Merger Agreement, which were subsequently consolidated into a single proceeding captioned In re MModal Inc. Shareholder Litigation, Consolidated Civil Action No. 7675-VCP, entered into a memorandum of understanding (the “MOU”) providing for the settlement of certain litigation in relation to the Offer and the Merger and pursuant to which Parent and Purchaser waived certain rights under the Merger Agreement and the Support Agreement. The MOU is filed as Exhibit (e)(40) hereto and is incorporated herein by reference.

On August 8, 2012, Parent and Purchaser waived certain of their rights under the Merger Agreement (the “Waiver Letter”), which waiver has the effect of permitting the Company to release the 19 financial sponsors (excluding OEP IV) referred to in this section that entered into a confidentiality agreement with the Company between March 16, 2012 and April 11, 2012 from the provisions of any standstill with the Company. The Waiver Letter is filed as Exhibit (e)(41) hereto and is incorporated herein by reference.

On August 8, 2012, Parent and Purchaser delivered the Support Agreement Waiver.”

Item 8. Additional Information

“Item 8—Additional Information—Litigation” is hereby amended and supplemented by adding the following paragraph after the last paragraph thereof:

“On August 8, 2012, the parties to the three purported class action lawsuits related to the Merger Agreement, which were subsequently consolidated into a single proceeding captioned In re MModal Inc. Shareholder Litigation, Consolidated Civil Action No. 7675-VCP, entered into the MOU.”

“Item 8—Additional Information” is hereby amended and supplemented by adding the following paragraph immediately after the penultimate paragraph thereof:

“Extension of the Offer

On August 8, 2012, Purchaser extended the Expiration Date of the Offer until 11:59 p.m., New York City time, on August 14, 2012. The Offer had previously been scheduled to expire at 11:59 p.m., New York City time, on August 13, 2012. The press release announcing the extension of the Offer is filed as Exhibit (e)(42) hereto and incorporated herein by reference.”

Item 9. Materials to Be Filed as Exhibits

“Item 9. Materials to Be Filed as Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits after Exhibit (e)(38) thereof:

Exhibit No.	Document

(e)(39)	Waiver of certain Support Agreement obligations, dated August 8, 2012, by Legend Parent, Inc. and Legend Acquisition Sub, Inc. (incorporated by reference to Exhibit (d)(8) of the Schedule TO filed with the SEC on August 8, 2012).

(e)(40)	Memorandum of Understanding, dated as of August 8, 2012 (incorporated by reference to Exhibit (a)(5)(E) of the Schedule TO filed with the SEC on August 8, 2012).

(e)(41)	Waiver of certain Merger Agreement obligations, dated August 8, 2012, by Legend Parent, Inc. and Legend Acquisition Sub, Inc. (incorporated by reference to Exhibit (d)(7) of the Schedule TO filed with the SEC on August 8, 2012).

(e)(42)	Joint Press Release issued by One Equity Partners and MModal Inc. on August 8, 2012 (incorporated by reference to Exhibit (a)(1)(J) of the Schedule TO filed with the SEC on August 8, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MMODAL INC.

Date: August 8, 2012	By:	/s/ Kathryn F. Twiddy
	Name:	Kathryn F. Twiddy
	Title:	Chief Legal Officer

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